Mailstop 4561

December 12, 2007

Mr. Keith B. Hagen
Chief Executive Officer
Quadramed Corporation
12110 Sunset Hills Road, Suite 600
Reston, VA 20190

> **Re:** **Quadramed Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-32283**

Dear Mr. Hagen:

We have completed our review of your Form 10-K and related filings and have no further comments on the specific issues raised on the financial statements and related matters.

Sincerely,

Mark Kronforst
Accounting Branch Chief